Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)

Boise Employee "Drop Box" Q and A

Note to readers: Similar or repetitive questions have been combined, so you might not see the exact wording of a question you submitted, even though it is answered here. In addition, the questions have been separated into categories for easier reading and numbered within the category. Categories will be added as necessary. Questions are followed by the date Posted, and new ones are marked.

        Current posting date: 10/27/03

  A.
  General announcement details

  B.
  Office Max details

  C.
  Cost of the transaction and other financial questions

  D.
  Questions about future operations

  E.
  Strategic Alternatives

  F.
  Specific to Boise Building Solutions

  G.
  Specific to Paper and/or Boise Paper Solutions

  H.
  Pensions—new section to be added

  I.
  Rumors

  J.
  Other topics

        Legal Notices

  Important notice:

  Boise employees who participate in the company's SSRP, the ESPP, or who otherwise hold Boise stock, will receive a proxy statement/prospectus related to the acquisition of OfficeMax in November. Once this document is mailed, we will be limited from providing you further information about the transaction until it is closed. Accordingly, once the proxy materials have been mailed, we will not post new issues of the Acquisition Update, and we will be unable to answer specific merger questions that are submitted to the Employee Question Drop Box. The proxy statement/prospectus will contain important information about our transaction with OfficeMax.

  Questions that haven't been answered yet—what's happening with those? (See this link.)

  Why are questions not being answered? I thought that the purpose of this website was to keep employees informed, and to stop rumors and speculation, yet this site has not been updated in weeks.

  We try to answer questions as quickly as possible. Each answer receives multiple reviews, which take time to complete. We also have to be mindful of the securities laws that place restrictions on what we can say about the transaction. Please understand that our commitment is to communicate with you everything we can, as often as possible. On August 4, August 14, and September 10, "Acquisition Update" newsletters were distributed, and this Q and A was originated July 14, and updated July 18, 28, August 15, and September 19. If you have not received information about these communications, please speak to your local HR or Communications contact.

A. General Announcement Details

UPDATED 10/27/03 1. Exactly what has Boise announced? Posted 7/14/03

Boise announced that it has reached a definitive agreement to acquire OfficeMax for approximately $1.154 billion, or $9.00 per fully diluted share. This transaction has been approved by the boards of both companies and is subject to approval by shareholders. Boise expects to close the transaction in 4Q 2003. In addition, Boise announced that it will evaluate strategic alternatives for its paper and building products businesses. You should refer to the proxy statement/prospectus for further information about the merger.

2. Why did Boise decide to announce this acquisition and its decision to evaluate strategic alternatives for its other businesses at the same time? Why not simply expand its office products business without changing its other business operations? Posted 7/14/03

The size and impact of this transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for our Boise Paper Solutions and Boise Building Solutions businesses. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

3. What does this deal mean to the office products industry? Posted 7/14/03

The transaction will more than double the size of Boise Office Solutions, allowing us to better serve all customer segments through all office products distribution channels. The combined sales of OfficeMax and Boise Office Solutions in 2002 were $8.3 billion. Staples and Office Depot sales the same year were $11.6 billion and $11.4 billion, respectively.

UPDATED 10/27/03 4. When is the acquisition expected to close? Posted 10/17/03

We expect to mail the proxy materials to shareholders in November. We expect both companies' shareholder meetings to occur in early December 2003. If the acquisition is approved by the shareholders of both Boise Cascade Corporation and OfficeMax, we expect the acquisition to close shortly after the shareholders' meetings.

B. OfficeMax details

For information about OfficeMax, see this fact sheet or visit their website at http://www.officemax.com.

1. What is the approximate size of the OfficeMax employee base and what is the rate of turnover for employees? Posted 7/18/03

OfficeMax has 30,600 employees; Boise Office Solutions employs 13,000. We don't have a figure for their turnover rate.

2. What is the percentage of sales that OfficeMax does through their retail store division vs. their outside sales / corporate sales division? Posted 7/18/03

According to published reports, OfficeMax's retail sales account for 96% of their total sales.

3. On the July 14 employee conference call to discuss the acquisition of OfficeMax, it was stated that Michael Feuer would be stepping down as OfficeMax CEO and that Chris Milliken would be CEO of the combined company. It was also stated that no decision would be made about where the headquarters would be until after the deal closed. The August 4, 2003, issue of DSN Retailing Today quotes Mr. Feuer as saying that his job will be "unchanged by the merger." The article also says that OfficeMax says that its headquarters will remain in Cleveland, Ohio.

Could you please clarify this conflicting information? Posted 9/19/03

The facts are that we have not yet determined the locations in which the combined business will be headquartered or will operate following the addition of OfficeMax. We expect to make these announcements after closing. We realize that this creates a great deal of uncertainty for our associates, and we will communicate with them as fully and promptly as possible about our future organizational structure.

Mr. Feuer will step down as OfficeMax CEO after the acquisition is completed. He has a five-year contract as a consultant for Boise.

4. When will we know where the distribution centers for OfficeMax are? Finding out something like this should not be that hard I wouldn't think. Posted 10/17/03

OfficeMax's distribution centers are located in the following cities:

Atlanta
Boston
Chicago
Cleveland
Dallas
Denver
Detroit
Houston
Los Angeles
Miami
Minneapolis
New York
Philadelphia
Phoenix
San Francisco
Seattle
St. Louis

The PowerMax (large) distribution centers are located in Hazelton, Pennsylvania; McCalla, Alabama; and Las Vegas. OfficeMax currently has 969 superstores in 49 states, Puerto Rico, U.S. Virgin Islands, and Mexico.

5. Does OfficeMax own the buildings that house their headquarters in Cleveland and if so, is this property part of the acquisition? Posted 10/17/03

OfficeMax owns two buildings in the suburban Cleveland area, which house the corporate headquarters. Boise will acquire all of OfficeMax's owned and leased properties, including these two buildings.

6. Is there any information on what percentage of sales at OfficeMax is from retail and what percentage is from corporate sales? Any general information about this transaction in Mexico? Posted 10/17/03

OfficeMax sales are almost wholly retail. In 2002, 96% of sales were retail, and 4% were direct sales to businesses. The latter is mostly smaller businesses with fewer than 100 employees, which is one reason the acquisition is complementary to Boise Office Solutions' current business.

OfficeMax reports its earnings in two segments: Domestic and International. In 2002, the international segment consisted of about 30 retail stores in Mexico. Sales were $153 million, or approximately 3% of total company sales of $4.8 billion. This also is complementary to our business as Boise Office Solutions has a distribution center in Mexico.

7. If Chris Milliken is the new CEO, why is Michael Feuer being kept on as a consultant? Considering cost cutting, salary freezes, $10 million to Goldman Sachs—is it really necessary to add this five-year expense? Posted 10/17/03

Details of the acquisition deal need to be kept separate from day-to-day operations of the company, including cost cutting. Each stands on its own in terms of how the decisions were made and why they were made. Mr. Feuer's role as a consultant was part of the acquisition deal; cost cutting measures are implemented to strengthen the company.

C. Cost of the transaction and other financial questions

1. Are there any estimates on how this will affect Boise Paper's relationship with Staples and Office Depot as to the tonnage sold? Posted 7/18/03

We don't know how this acquisition will affect relationships. (Keep in mind that Boise doesn't sell paper to Staples or Office Depot.)

UPDATED 10/27/03 2. How can Boise afford to buy OfficeMax at the same time it is freezing salaries, reducing benefits, and reviewing its pension plan? Posted 7/18/03

July 14's announcement of a definitive offer to acquire OfficeMax was neither driven by nor contributed to our company's' benefits programs' status, or the current underfunded status of the company's pension plan.

  The March 2003, decision to freeze salaries was based on market conditions and business performance.

  Past announced increases in employee health care contributions have occurred due to rising health care costs and the national trend towards a higher level of health care cost-sharing by employees.

  The current funding status of the company's pension plan has been a result of poor market performance in the recent past. Over the past three years, stock prices have generally declined and reduced the value of plan assets.

  At the same time, interest rates have declined, which has raised the current value of future pension payments. (Think about it this way: whether you would rather have $1,000 now, or $2,000 ten years from now, depends on what rate of interest you can earn in between.) Declining asset values and rising discounted costs for liabilities have put many companies' plans in an underfunded condition.

  Boise contributed $48 million to its pension plans in 2002. To continue to make up this underfunded situation, we have contributed $84.5 million in 2003.

  The proposed acquisition of OfficeMax is a growth opportunity that we anticipate will add significant shareholder value over time. Even in challenging business conditions, it is important to continue making investments and leveraging opportunities that can contribute to our long-term financial and business success. We believe the proposed OfficeMax acquisition is one of those opportunities.

UPDATED 10/27/03 3. How can Boise spend $1.154 billion on the purchase of OfficeMax and still try to get an electrical rate concession at DeRidder that would end up costing other ratepayers more money? Posted 7/18/03

We will purchase OfficeMax using a combination of 60% stock and 40% cash. On October 21, we completed a $500 million public debt offering. The proceeds of this debt will be used to provide the cash necessary for the OfficeMax acquisition.

These are not comparable events. The OfficeMax acquisition is strategic; the site-specific rate for DeRidder is operational. The one is a growth opportunity that is anticipated to add significant shareholder value over time. The other is necessary to keep a major manufacturing facility, and major regional employer, competitive in the newsprint industry. So, it's not an issue or either/or—it's an issue of pursuing both avenues to help create value for the company.

4. Will the proposed acquisition of OfficeMax affect my benefit plan structure? Posted 7/18/03

As a part of examining the integration of the two organizations, we will review their respective benefit and salary structures prior to closing. During that period, employees will continue to participate in the plans of their respective companies, according to their terms. Following the closing of the transaction, if any changes occur we will communicate them to all employees fully and promptly.

5. Are my pension funds being used to finance the OfficeMax deal? Posted 7/18/03

No part of this acquisition will be paid for from the company's pension funds. By law, all investment earnings from the pension funds must remain in the pension plans. They are used to pay benefits to the plans' participants and for plans' costs.

UPDATED 10/27/03 6. What assets is Boise putting up to support the cash loan necessary to complete the purchase of OfficeMax? Posted 7/28/03

On October 21, we completed a $500 million public debt offering. The proceeds of this offering will be used to provide the cash necessary for the OfficeMax acquisition. This offering is unsecured, meaning that it is not backed by the assets of the company.

7. Why did Boise offer to pay $9/share for OfficeMax stock when it was valued by the stock market at $7.13/share? Did you anticipate a hostile takeover battle like Weyerhaeuser/Willamette? Was there concern about paying a premium in light of current budget tightening and wage freezes? Posted 7/28/03

The price was negotiated between Boise and OfficeMax. The price was based on what we believed was a fair price to pay given the synergies of the combined company, and what OfficeMax believed was a fair price to its shareholders. Negotiations of this type almost always result in a premium being paid by the acquiring company (Otherwise, what motivation would a Board have to approve or a shareholder to vote for the transaction?)

This agreement arose out of mutual interest and, contrary to the Weyerhaeuser/Willamette deal, was always "friendly" in nature.

There always is concern with expenditures, particularly since we have had to do some cost-cutting recently. One reason we have had to restrict spending is that some of our businesses are facing continued difficult markets. The OfficeMax acquisition is a strategic acquisition that will help transform Boise into a stronger, more competitive company that will be more profitable going forward. Insofar as the acquisition leads to long-term success, growth, and improved profitability, the expenditure was justified.

8. The press release indicates expected earnings per share figures for 2004 to increase 15 cents to 30 cents "before integration costs." What are integration costs and how will they affect the earnings per share? Posted 7/28/03

Integration costs are the expenditures we expect to make to effectively combine the two companies and realize expected efficiencies and cost savings. For example, we expect we can, over time, reduce the total number of distribution facilities. The costs of doing this are viewed as "integration costs."

In 2004 we expect that integration costs, plus the interest expense on additional debt and the effect of more shares of Boise stock issued, will approximately offset the positive benefits of the combination in terms of earnings per share. We anticipate some integration costs continuing into 2005, but we expect the net results of the combination to increase earnings per share in 2005 and beyond.

9. With the recent downgrades of BCC by financial analysts, where do you see the value of our stock going in the short term? Posted 7/28/03

We cannot speculate on what will happen to the value of our stock over any time period. The acquisition of OfficeMax and our review of strategic alternatives were undertaken to unlock shareholder value.

The investment community reaction has been divided evenly between positive and negative, with a few neutral reactions. Credit Suisse First Boston upgraded our stock two days after the announcement. In the coming months, various other stock upgrades or downgrades could occur. As a company, we need to focus our efforts on achieving the benefits and synergies that this acquisition offers.

UPDATED 10/27/03 10. Concerns have been raised by rating companies, such as Moody's, about our ability to service additional debt of $1.7 billion while successfully integrating operations. How will that concern and possible rating changes affect our access to additional funds that may be needed to fully implement the integration?

We have seen an increasing number of corporations over the last few years fail to maintain covenants, service debt, and integrate operations. What precautions have we taken or will we take to protect the fiscal and operational integrity of BOS/BCC and prevent this from happening here? Posted 8/15/03

On September 17, we decided to use 40% cash and 60% stock to pay for the OfficeMax acquisition. We purposely structured the transaction to include a significant equity component so that we maintain a healthy balance sheet. However, the rating agencies have recently downgraded our credit ratings given the risk surrounding the OfficeMax acquisition and review of strategic alternatives. Despite these downgrades, we believe we will continue to have access to necessary funds, at reasonable interest rates, to effectively run our businesses.

While acquisitions and increased borrowing always present some operational and financial risk, the additional debt we will be taking on in relation to the additional expected earnings, synergies, and cash flow is not large.

One thing we have done to protect the integrity of our businesses is to reduce capital expenditures and other costs until economic conditions improve. We will continue to manage each of our businesses in a manner than ensures our ability to meet financial obligations.

11. The cost savings from the merger appear solid. However, George Harad has stated that we expect to see sales growth in the "high single digits" for the combined entity of BOS/OfficeMax. Given that the two companies both have growth that is below this level (5%-6% BOS, 5% same-store sale increase for Max), what are the assumptions that were used to arrive at the increase in revenue? Posted 8/15/03

The sales growth expectations we communicated are "mid to high single digits."

There are several areas of growth for the combined entity. OfficeMax has achieved strong same-store sales growth in recent quarters (despite the slow economy), and we believe this trend will continue. OfficeMax also has initiatives and expansion opportunities to generate growth, such as CopyMax, additional domestic and international stores in selected markets, and the introduction of smaller concept stores in areas not served by superstores.

Additional sources of growth exist from joining the two companies together. In particular, the direct-mail business (Reliable) and middle-market segment (Boise Express) will benefit significantly from OfficeMax's brand name and the two companies' combined presence. Another benefit is that our contract customers eventually will be able to shop at the retail stores using their contract accounts, which we expect will generate higher sales revenue than if the two businesses were operated separately.

12. Why isn't Boise analyzing the effects of the OfficeMax acquisition on the corporate portfolio and strategy before the transaction becomes finalized rather than after? Posted 9/19/03

Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction. Once it is completed, we will be able to better focus on potential strategic alternatives for the paper and building products businesses. We appreciate your patience and are committed to making you aware of decisions as quickly as possible.

13. Much has been written in these pages about shareholder value. Where is the value of the OfficeMax transaction to our existing employees? Posted 9/19/03

Our ability to pay employees wages and benefits depends on the long-term success of the company. We believe that Boise's office products business will be greatly enhanced by combining our strengths in the contract customer segment with OfficeMax's proven retail expertise. This combination will make us better able to deliver value to office products customers through all distribution channels and across all market segments. It represents a major step forward in our long-stated strategy to grow our distribution businesses. In short, we believe it is the right transaction for both shareholders and employees.

14. Why would we initiate a hiring freeze and a salary freeze and at the same time spend millions of dollars purchasing another company? Shouldn't we be taking care of our current employees who are helping grow our business? Is this purchase the reason for the freeze? Or are there outside factors involved? Please explain in full detail. Posted 9/19/03

The March 2003 decision to freeze salaries was based on market conditions and business performance.

Our ability to pay employees wages and benefits depends on the long-term success of the company. The proposed acquisition of OfficeMax is a growth opportunity that we anticipate will add significant shareholder value over time. Even in challenging business conditions, it is important to continue making investments and leveraging opportunities that can contribute to our long-term financial and business success. We believe the proposed OfficeMax acquisition is one of those opportunities.

UPDATED 10/27/03 15.How will the recent purchase of OfficeMax effect the duration of the wage freeze we are currently under? Posted 9/19/03

First, please remember that the acquisition of OfficeMax has not been completed yet. Second, the OfficeMax acquisition and the wage freeze are unrelated. Wages were frozen because of business conditions in an effort to better control costs. On October 7, we announced that the April 2004 merit review will occur in the normal course.

16. How can you give the upper echelon a raise in pay, but not your hourly work force? Posted 9/19/03

Wages were frozen for all salaried employees including management. Wages for union employees are governed by collective-bargaining agreements.

17. What is Goldman Sachs charging us for their services? Posted 9/19/03

Goldman Sachs will receive a fee of up to $10 million for its work as financial advisor in connection with the Boise/OfficeMax merger. You can find out more about the payment of this fee, and about our relationship with Goldman Sachs, in the joint proxy statement/prospectus, which the company expects to mail to its shareholders in November.

D. Questions about future operations

You've sent in many questions about details of the business in the future, such as whether employees will get discounts at OfficeMax and whether contract customers will be able to use their PINs. Any questions relating to operations cannot be answered until after closing and both Boise and OfficeMax will continue to operate as separate entities until that time. For some questions, the answers haven't been decided yet. Following are a few questions that we can answer.

1. Will the division continue to be called Boise Office Solutions? Will OfficeMax's corporate identity be retained, or will it be completely converted to the BOS corporate identity? Posted 7/14/03

We have not yet determined what the name or brand positioning of the newly expanded business will be. We expect to announce more details about these plans after closing. In the meantime, Boise's office products distribution business will continue to do business as Boise Office Solutions.

2. Who will manage the combined Boise Office Solutions/OfficeMax business? Will OfficeMax's current executives and managers stay on after the acquisition? Posted 7/14/03

We have not yet determined the long-term management structure of our office products distribution business following the addition of OfficeMax. We will make announcements about the business's management after closing. Until then, the Boise Office Solutions and OfficeMax management structures will remain the same. We are impressed with the management strengths of OfficeMax and believe our business will benefit from combining two strong management teams.

3. What will become of OfficeMax's retail stores? (related) Does this mean that Boise will have retail stores? (related) Since Office Solutions doesn't have any retail stores, at least in this country, are we going to leave that aspect of Office Max in place once the purchase is complete? Posted 7/18/03

Until the transaction closes, the OfficeMax stores will continue to operate as they have been. After the transaction closes, Boise will own OfficeMax's retail stores. No strategic decisions about them will be made until after the transaction closes. Incidentally, Boise Office Solutions does operate 100 retail stores in Canada, Hawaii, Australia, and New Zealand.

4. Will the name "Office Max" be changed? Posted 7/18/03

OfficeMax is a strong international brand. How this brand will be positioned with the Boise brand is a decision that will be made after closing, during the integration process.

5. Is there any potential that the Boise headquarters will move locations? (related) With three corporate headquarters in place, Cleveland, Itasca and Boise, are there any plans to combine them into one? Posted 7/18/03

Boise Cascade Corporation headquarters continues to be in Boise, Idaho. We have not yet determined the locations in which the office products business will be headquartered or will operate following the addition of OfficeMax.

6. I know that past/future salary increases have been a concern regarding the new acquisition, but can you tell me how this will affect the educational assistance program? Posted 9/19/03

The education assistance program was suspended because of business conditions and our efforts to control costs. We don't know when those conditions will improve to the point where we can offer this program again.

E. Strategic Alternatives

1. The announcement mentions that the company will evaluate "strategic alternatives" for its other businesses. What do you mean by strategic alternatives? What are some of the alternatives being considered? Posted 7/14/03

Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as decisions are made.

In the meantime, we ask that you continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and try to avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

2. When will we know what these strategic alternatives are? How long will we have uncertainty about the future of our site or business? Posted 7/14/03

Legal and regulatory requirements limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as these decisions are made.

3. Goldman Sachs is an acquisition and divestiture company that helps firms buy and sell businesses. It is in their financial self-interest to recommend that Boise needs to divest itself of some businesses and/or facilities. Why would Boise hire this firm to evaluate "strategic alternatives" for our Boise Paper Solutions and Boise Building Solutions businesses? Posted 7/28/03

Before we decide to make—or not to make—strategic changes in our company, it is critical that we thoroughly evaluate every option from an independent, third-party perspective. We have worked with Goldman Sachs for many years and respect their knowledge of our businesses and markets. In addition to acquisition and divestiture expertise, they are highly skilled in identifying financial, restructuring, spinoff and other business combination options. However, our senior management will make the decisions about what strategic alternatives to implement or not to implement.

4. With the addition of OfficeMax and the change in Boise's brand, I've noticed a dramatic change in our marketing strategy. Does this mean that Boise is leaving the papermaking and timber industries? Posted 7/28/03

Boise has been pursuing a strategy of expanding our distribution businesses for many years. The new brand was implemented in 2001 to position Boise more broadly to accommodate all of our businesses, including our paper and building materials businesses. However, given the size and impact of the potential OfficeMax transaction, it is only reasonable to review the strategic alternatives for the company as a whole. As part of this review, we will be evaluating strategic alternatives for Boise Paper Solutions and Boise Building Solutions. However, the evaluation will look at many options for these businesses ranging from no change in these businesses to restructurings, divestitures, spinoffs, and other business combinations.

5. Is there a possibility that one of the Engineered Wood Products mills could be sold in the future? Posted 7/28/03

During this review process, all options will be thoroughly evaluated including making no changes in our business mix, restructurings, divestitures, spinoffs, and/or other business combinations.

6. Is there a possibility of selling the combined Boise Office Solutions/OfficeMax as a whole to another company now? Posted 7/28/03

Our intentions over the next few months will be to focus on closing the transaction between Boise and OfficeMax. Once the transaction closes, we will focus on integrating the two companies.

7. I remember when we had a meeting about 10 years ago in St. Helens and we learned about paradigms. During that meeting we were told that the biggest mistake Boise made in the past was to branch off into other businesses—other than paper and building materials. It seems we haven't taken our own advice and now our paper mills are suffering again. Is our emphasis on office products distribution the reason why? Posted 7/28/03

We have been in the office products distribution business since 1964, when we purchased HOPACO in Hawaii and Associated Stationers in Chicago. It is a Boise core business, just as paper manufacturing and building materials manufacturing and distribution are core businesses. While we have stated for many years that our intentions have been to grow our distribution businesses, we haven't done this at the expense of our other businesses. In fact, over the last few years we've invested hundreds of millions of dollars in our paper and building materials businesses. The current challenges facing our paper and building material businesses are due to the poor economy and poor product prices.

8. Is it a competitive advantage or disadvantage to have a captive paper manufacturing company, with all its costs, be part of an office products B2B retailer? It would seem we actually might be at a disadvantage to Staples and Office Depot, which can shop all paper companies for the best paper price/quality/delivery, etc. without having to manage or cover the costs of operating paper manufacturing mills. Posted 7/28/03

We have proven that we can be successful with our mill-to-desktop office paper manufacturing/ distribution model. Boise Paper Solutions sold 544,000 tons of office paper in 2002 through Boise

Office Solutions. Decisions about how OfficeMax may or may not be integrated into this process will not be answered until after the transaction closes.

9. You say that the evaluation of strategic alternatives won't take place until after the transaction closes. How can this be true when it is a huge part of our business mix? The paper and wood divisions run as separate entities; would you not already know what you want to do before you close this deal with OfficeMax? The employees that work at these facilities are also Boise shareholders and would like to know what kind of value they would get out of the transaction. Posted 8/15/03

Boise Paper Solutions and Boise Building Solutions are indeed large and important businesses to Boise. The employees operating these businesses are doing an excellent job at a time when the economy, market conditions, and now the process of evaluating strategic alternatives are creating a lot of uncertainty. While we understand fully the desire of employees to know the outcome of the evaluation, we also need to be methodical and thorough as we proceed.

If any changes are to be made in either of these businesses—and one option is to make no changes—we want to make certain that those changes will produce the greatest long-term value for our stakeholders. At this time, we don't have all the information we need to properly evaluate all the options necessary to ensure that the most appropriate choices will be made. This evaluation will be a complex project that will take time and resources. Therefore, it is reasonable that we should concentrate now on closing the OfficeMax transaction. Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction. Once it is completed, we will be able to better focus on potential strategic alternatives for the paper and building products businesses. We appreciate your patience and are committed to making you aware of decisions as quickly as possible.

10. Why would a responsible businessperson make a statement about exploring strategic alternatives for our paper and building products? Are we trying to make these businesses fail by alerting customers that they should be looking elsewhere for their paper and building materials? WE WON'T NEED TO WAIT 12 TO 18 MONTHS FOR OUR FATE. WE'LL ALL BE OUT OF A JOB. Posted 8/15/03

The evaluation of strategic alternatives is a comprehensive process that will require the involvement of many employees, consultants, potential partners, and others. We felt that it would be nearly impossible to complete this evaluation in secrecy and to try to do so would only create rumors, half-truths, and much apprehension. For the sake of our employees and investors, we feel strongly it is better to be honest and direct about the task before us.

Just as employees have questions about the evaluation, so will customers. However, during this uncertain period, we trust our employees to continue operating efficiently and safely and providing the same excellent customer service as always. If this is the case, there is no need for customers to move their business. We are committed to make our customers as well as our employees aware of decisions as soon as possible.

As we've indicated many times, strategic alternatives that will be explored include making no changes in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

11. Don't we run the risk of losing customers who don't want to do business with us, fearing we're on the short list for potential sale or divestiture? Posted 8/15/03

Just as employees have questions about the evaluation of strategic alternatives, so will customers. However, during this period, we trust our employees to continue operating efficiently and safely and providing the same excellent customer service as always. By performing as usual, there is no need for customers to move their business. We are committed to make our customers as well as our employees aware of decisions as soon as possible.

12. Since Boise has acquired OfficeMax what does this mean for the plywood facilities in Northwest Louisiana. Rumors have it that Boise may be trying to get out of the plywood and lumber business and go solely paper. Is there any truth to this or are you at liberty to divulge this information? Posted 9/19/03

Please remember that the acquisition of OfficeMax has not been completed yet.

During review of our strategic alternatives, all options will be thoroughly evaluated including making no changes in our business mix to restructurings, divestitures, spinoffs, or other business combinations. However, we want to emphasize that no decisions have been made. We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as decisions are made.

13. How does the DeRidder mill fit into the new Boise picture? All information that is Posted only discusses office products, office paper, and building products. Since DeRidder makes only newsprint and kraft paper (two items that are never discussed) how does this mill fit into Boise's product mix? Posted 9/19/03

Newsprint and linerboard, DeRidder's two product lines, have become an increasingly smaller part of Boise's product mix in recent years. Over the last few years, we've focused our paper business on commodity and value-added uncoated free sheet and the distribution of these grades through Boise Office Solutions.

When we announced Boise's acquisition of OfficeMax we also announced that given the size and impact of the acquisition, we plan to review strategic alternatives for our paper and building products businesses. Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. We will consider all alternatives ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, or other business combinations.

We want to emphasize that no decisions have been made, and it would be unproductive to speculate about the results of this review.

14. What does Boise plan to do with the paper mill in DeRidder? Keep it or sell it? Employees here are tired of all the rumors. Posted 9/19/03

Rumors about the future of Boise or its sites and businesses can be traced back to simple miscommunication and wrong impressions. But please be assured that any rumor you hear about Boise pursuing specific strategic alternatives prior to closing of the OfficeMax transaction is precisely that—a rumor.

Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

Keep these facts in mind as you encounter any speculation. In the meantime, focus on safety and Total Quality, serving customers, and doing your best. We'll communicate with you as much as possible.

15. Is it true of Boise's intent to discontinue its interest in pulp and paper part of their business? Posted 10/17/03

Boise has not announced an intent to discontinue our interest in pulp and paper. We have announced that we are looking into strategic alternatives for our businesses.

16. Now that the next step has been taken in the purchase of OfficeMax, will Boise inform the employees on the specifics? Such as Boise's "Strategic Alternatives," mill closures and or outright sales of all papermaking capabilities. Posted 10/17/03

We will communicate our decisions to employees as soon as we can.

17. Since Boise has acquired OfficeMax, what does this mean for the plywood industries in northwest Louisiana. Rumors have it that Boise maybe trying to get out of the plywood and lumber business and go solely paper. Is there any truth to this or are you at liberty to divulge this information. Posted 10/17/03

Boise has not announced specific intentions to get out of any of our businesses. We have announced that we are looking into strategic alternatives for our businesses.

It's obvious now that no matter what is asked, we will get the same restructure, divestiture, spin-off, business combination statement. Don't you find it hard to believe that no decisions have been made and none will be made until Goldman Sachs turns over their recommendations? Posted 10/17/03

Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction. Once it is completed, we will be able to better focus on potential strategic alternatives for the paper and building products businesses. We appreciate your patience and are committed to making you aware of decisions as quickly as we can.

F. Specific to Boise Building Solutions

1. Will this recent announcement have any effect on future capital investments in the Building Distribution side of the business? (i.e. equipment upgrades, mill improvements & training)? Are plans still moving forward to construct a new distribution center in Rochelle, Illinois? Posted 7/18/03

We have announced that we will be actively evaluating strategic alternatives for our paper and building products businesses. We have engaged Goldman, Sachs & Co. to assist us in developing and implementing these alternatives and expect to take appropriate steps over the 12 to 18 months following the close of the OfficeMax transaction. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Until any decisions are made, it is "business as usual." We are moving forward with our plans for building a new distribution center in Rochelle.

2. What is the status of the new Boise plant in Elma, Washington? Are there any deadlines to when they will need to be in full production to keep it running? Posted 8/15/03

The HomePlate™ Siding plant in Elma is now producing inventory to be sold later this year in Northwest markets. Each day that passes, the plant is becoming more stable and capable. But there are no deadlines established to reach full capacity.

3. Is the HomePlate Siding project in Elma, Washington, a financial burden to Boise as a Corporation? (related) Are the rumors true that the HomePlate siding plant is going to be shut down if deadlines are not met? I would like to know when the Boise HomePlate Siding plant is going to be in full production? What are the major hold ups? Posted 10/17/03

The new HomePlate Siding plant in Elma, Washington, is now operating, although it is behind the schedule we have for start up. But progress is being made. HomePlate Siding is an all-new product, made from an exclusive, patented material produced in a one-of-a-kind plant with all new technology. Investing in a totally new business such as HomePlate Siding takes time and an up-front investment. Longer term, the payback to the corporation could be substantial if we are successful in establishing our share of the $10 billion domestic siding business.

G. Specific to Paper and/or Boise Paper Solutions

1. Have we ever thought of partnering up with a tissue company say like Cascades and stocking tissue/toweling/facial in these retail and commercial outlets? I am sure hospitals who buy paper for their offices could also buy a lot of tissue paper products. Posted 7/28/03

We've looked at options like this but they haven't been considered viable or cost effective.

2. With the purchase of OfficeMax, will Boise now be able to sell all of their 8 1/2 X 11 paper to their office distribution sites? Posted 7/28/03

As with other details about the future day-to-day operations, we have not made this decision yet. Selling Boise paper through Boise Office Solutions has proven to be a good model and it makes sense to expand that model if we can. Please keep in mind that much of what is sold through OfficeMax and some of what is sold through BOS are brands that Boise does not control (HammerMill, Wausau, etc.). We need to offer a broad brand and product choice to our customers.

3. Are there any estimates on how this will affect Boise Paper Solutions' relationship with Staples and Office Depot as to the tonnage sold? Do we anticipate losing any sales to them as we sell Boise paper in the OfficeMax stores? Posted 7/28/03

Currently, we do not sell any paper to Office Depot or Staples. They compete with Boise Office Solutions in the contract channel, and we have chosen not to sell to them in the past for this reason. We do not anticipate that our sales levels will be materially affected by the OfficeMax acquisition.

I. Rumors

1. I've been hearing rumors about proposed sales or other changes. How can I tell if these rumors are true? Posted 8/15/03

The announcement that Boise will acquire OfficeMax and also will evaluate strategic alternatives for its paper and building products businesses will likely create some organizational uncertainty. Due to the potentially long time frame for resolving strategic alternatives, rumors will inevitably arise.

In some cases, rumors about the future of Boise or its sites and businesses can be traced back to simple miscommunication and wrong impressions. But please be assured that any rumor you hear about Boise pursuing specific strategic alternatives prior to closing of the OfficeMax transaction is precisely that—a rumor.

Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

Keep these facts in mind as you encounter any speculation. In the meantime, focus on safety and Total Quality, serving customers, and doing your best. We'll communicate with you as much as possible.

2. The Oregonian has written an article stating that Boise is selling of all of its paper and lumber facilities. How true is the article, or has the Oregonian only confirmed what we (the employees) have already surmised? I have also noted extensive contractor work going on such as painting, repairs and so on. Is this done to make the mill look more enticing to potential buyers? Posted 8/15/03

Occasionally, the news media unfortunately fail to check the information in their stories. It is at times such as these that a speculation can be reported as fact or a fact can be misrepresented or misinterpreted. When this happens, we usually contact the reporter and discuss the error. We explain the facts and ask them to contact us anytime they have questions.

Any speculation you hear or article you read about Boise pursuing specific strategic alternatives prior to closing of the OfficeMax transaction is a rumor.

Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Depending on the circumstances, disclosure might also be required under SEC rules. Keep these facts in mind as you encounter any speculation about strategic alternatives.

As to the contractor work you mention, you don't name which mill you are referring to. However, our mills continue to perform planned maintenance and other repairs in the ordinary course of business.

J. Other Topics

1. Dan Ackman from Forbes writes that "the deal would seem to undermine OfficeMax as a going concern. The essential logic of superstores, whether in electronics, groceries, or paper products, is that they have everything from all suppliers. If OfficeMax is controlled by Boise, it will naturally favor Boise products, defeating the goal of its customer, which is to buy the best and cheapest product regardless of which company makes it.

"If Boise forces an outsized share of its products into OfficeMax, that hurts the retailer. If it cuts itself off from Staples and others in the retail sector, then it hurts Boise. Other office products retailers, on the other hand, might be tempted to drop Boise products, as they are now affiliated with a direct competitor." What will be our strategies regarding these issues? Posted 8/15/03

We, too, read Mr. Ackman's column in Forbes and contacted him about it. We pointed out that he had drawn faulty conclusions, apparently based on a misunderstanding of Boise's office products business. For example, we noted that the only office products Boise makes are paper products and a small number of private label products. The majority of the products Boise Office Solutions sells is sourced from third party suppliers. Once the merger closes, we expect that OfficeMax will continue sourcing a majority of its office supplies from third party suppliers. We noted that Boise Office Solutions is not a wholesaler, meaning that we don't sell office products to retailers (such as Office Depot or Staples) for resale. Boise Office Solutions sells office products to businesses for their internal use.

2. How many plants are owned and operated by Boise? What percentage of these plants are union? Posted 10/17/03

Boise owns and operates five paper mills, five box plants, and 25 building materials manufacturing facilities, including two in Canada and one in Brazil. Unions are represented in all of the paper mills, four of the container plants, and 15 of the building materials manufacturing locations, including both in Canada and in Brazil.

3. Does Boise make up the difference in pay for our employees that have been serving in Iraq? Posted 10/17/03

In 2001, Boise amended its military leave policy for salaried employees to include paying employee-reservists called to active duty during the war on terrorism the difference between their military pay and their company pay, for up to a six-month period. In January 2003, the policy was extended to include the conflict in Iraq.

UPDATED 10/27/03 4. I have heard that there are multiple lawsuits against OfficeMax in regards to the acquisition. Can you comment? Posted 10/17/03

As of October 18, 2003, we were aware of only one such lawsuit. In August, 2003, a complaint was filed against OfficeMax and some of its directors in the Court of Common Pleas, Cuyahoga County, Ohio. The complaint purports to be brought as a class action on behalf of OfficeMax's shareholders. The complaint alleges that OfficeMax and its board of directors breached their fiduciary duties by approving the terms of the proposed merger. The complaint seeks an order preventing OfficeMax from proceeding with the merger, along with other injunctive relief. (OfficeMax believes the complaint is without merit and intends to vigorously contest the action.)

Legal Notices

Forward-Looking Statements

This site may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements include those that refer to our expectations about the transaction with OfficeMax, Inc., including those statements that refer to the expected time of the closing of the transaction, expected benefits of the transaction to our shareholders, the anticipated synergy benefits, and the expected impact of this transaction on our financial results. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the possibility that we will incur costs or difficulties related to the integration of our businesses greater than those we expected; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the transaction; the challenges of achieving anticipated synergies; the possibility that the acquisition may not close or that Boise and OfficeMax may be required to modify some aspect of the acquisition transaction to obtain regulatory approvals; the timing and success of our evaluation of strategic alternatives for our paper and building products businesses; and other risks that are described from time to time in our Securities and Exchange Commission reports.

Additional Information About This Transaction

Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003, which was amended on September 25, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including further amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, by phone at (208) 384-7990 or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697 or by e-mail to investor@officemax.com.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC or Boise using the contact information above.